                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            DATA SWITCH CORPORATION
               -------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
               -------------------------------------------------
                         (Title of Class of Securities)

                                   237863105
                                  ------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 19, 1995
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 8 Pages
                              Exhibit Index: None

                                  SCHEDULE 13D

CUSIP NO. 237863105                                           PAGE 2 OF 8 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                             a.  / /
                                             b.  /x/

3        SEC Use Only

4        Source of Funds*

                 PF; AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) /x/

6        Citizenship or Place of Organization

                 UNITED STATES

                          7       Sole Voting Power
  Number of                                118,600
   Shares
Beneficially              8       Shared Voting Power
  Owned By                               1,284,200
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  118,600
    With
                          10      Shared Dispositive Power
                                         1,284,200

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                         1,402,800

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares* / /

13       Percent of Class Represented By Amount in Row (11)

                                  11.36%

14       Type of Reporting Person*

         IN; IA

                                  SCHEDULE 13D

CUSIP NO. 237863105                                           PAGE 3 OF 8 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 BEALL TECHNOLOGIES, INC.

2        Check the Appropriate Box If a Member of a Group*
                                             a.  / /
                                             b.  /x/

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 DELAWARE

                          7       Sole Voting Power
  Number of                                1,284,200
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  1,284,200
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,284,200

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares* / /

13       Percent of Class Represented By Amount in Row (11)

                                  10.40%

14       Type of Reporting Person*

         CO

ITEM 1.          SECURITY AND ISSUER.

         This Amendment No. 3 to Schedule 13D amends the initial statement on
Schedule 13D dated July 6, 1992 (the "Initial Statement"), as subsequently amended by Amendment No. 1 dated August 6, 1992 and Amendment No. 2 dated January 22, 1993 and relates to shares (the "Shares") of Common Stock, $.01 par value, of Data Switch Corporation (the "Issuer"). The address of the principal executive office of the Issuer is One Enterprise Drive, Shelton, Connecticut 06484. This Amendment No. 3 is being filed to report certain recent transactions in the Shares by one of the Reporting Persons and restates certain information disclosed in the Initial Statement and subsequent amendments thereto as it is the first amendment to be filed on EDGAR. The Initial Statement and subsequent amendments thereto are supplementally amended as set forth herein.

ITEM 2.          IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Dr. Purnendu Chatterjee ("Dr. Chatterjee") and Beall Technologies, Inc. ("Beall") (together, the "Reporting Persons").

         (a) The principal occupation of Dr. Chatterjee, a United States citizen, is as an investment manager. Dr. Chatterjee's principal business address is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106.

                 On January 13, 1993, the Securities and Exchange Commission (the "Commission") filed a civil complaint in the United States District Court for the District of Massachusetts against certain defendants, including Dr. Chatterjee, wherein the Commission alleged that Dr. Chatterjee engaged in conduct in violation of, or aided and abetted certain alleged violations of, Sections 10(b) and 14(e) of the Securities Exchange Act of 1934 (the "1934 Act") and certain rules promulgated thereunder. Dr. Chatterjee settled the Commission's action on the same date it was filed without admitting or denying the allegations of the complaint. Dr. Chatterjee consented to the entry of a final judgment restraining and enjoining him from inter alia, violating, or aiding and abetting violations of, Sections 10(b) and 14(e) of the 1934 Act and the rules promulgated thereunder. Dr. Chatterjee also agreed to pay a civil penalty of $643,855. During the past five years, Dr. Chatterjee, has not been convicted in any criminal proceeding.

                 Pursuant to regulations promulgated under Section 13(d) of the 1934 Act, Dr. Chatterjee, as an officer, director, majority shareholder and person ultimately in control of Beall may be deemed a "beneficial owner" of securities, including the Shares, held by Beall.

         (b) Beall is a Delaware corporation, the principal business of which is the manufacture of channel switching and extension devices for computers. Beall has its principal office at 100 Lighting Way, Secaucus, New Jersey 07094-0508. Dr. Chatterjee, the President and a Director of Beall, owns approximately 80% of Beall's voting stock and Mr. George Soros, another Director of Beall, owns approximately 20% of Beall's voting stock. The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of Soros Fund Management ("SFM"), an investment advisory firm and sole proprietorship of which Mr. Soros is the sole proprietor. Mr. Soros has his principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                 During the past five years, neither Beall nor Mr. Soros has been: (i) convicted in a criminal proceedings; or (ii) a party to any civil proceeding as a result of which any of them has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         A schedule identifying all transactions in the Shares effected by the Reporting Persons since July 6, 1992 is included as Annex A hereto, which is incorporated by reference to this Item 3.

ITEM 4.          PURPOSE OF TRANSACTION.

         As disclosed in the Initial Statement dated July 6, 1992,
Dr. Chatterjee engaged in preliminary discussions with the Issuer's management regarding management's interest in a possible acquisition of Beall's business by the Issuer or another form of business combination and certain related financing arrangements, as well as a number of other possible negotiated or market transactions, that could result in a change of control of Issuer. The discussions did not result in any understanding regarding the structure or valuation of any such possible transaction, and the Reporting Persons reported in Amendment No. 1 that the Issuer and Beall determined not to pursue any discussion concerning a business combination or any other negotiated or market transaction that could result in a change of control of the Issuer.

         Except has set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a)     i)       Beall may be deemed the beneficial owner of 1,284,200
Shares (approximately 10.40% of the total Shares outstanding).

                 ii) Dr. Chatterjee may be deemed the beneficial owner of 1,402,800 Shares (approximately 11.36% of the total Shares outstanding). This number consists of (i) 118,600 Shares held directly by Dr. Chatterjee, and
(iii) 1,284,200 Shares held by Beall.

         (b)     i)       The authority to vote and to direct the disposition
of the Shares held by Beall is shared by its directors, Dr. Chatterjee and Mr. Soros.

                 ii) Dr. Chatterjee has the sole power to vote and to direct the disposition of the Shares that he holds personally.

         (c) Except as disclosed in Annex A hereto, there have been no transactions in the Shares by either of the Reporting Persons since July 6, 1992.

         (d) The shareholders of Beall have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Beall (including the Shares) in accordance with their share ownership interests in Beall.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise indicated in this statement, none of the persons identified in response to Item 2 of this statement have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         (a) Joint Filing Agreement, dated as of July 6, 1992 by and between Beall Technologies, Inc. and Dr. Purnendu Chatterjee (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   May 19, 1995


                                            BEALL TECHNOLOGIES, INC.


                                            By: /s/ Purnendu Chatterjee
                                                ------------------------------
                                                President



                                                /s/ Purnendu Chatterjee
                                                ------------------------------
                                                Purnendu Chatterjee

                                    ANNEX A


                   RECENT TRANSACTIONS IN THE COMMON STOCK OF
                            DATA SWITCH CORPORATION


                           FOR THE ACCOUNT OF BEALL(1)



                     NATURE OF              NUMBER OF            PRICE PER
  DATE              TRANSACTION               SHARES               SHARE
- --------            -----------             ---------            ---------
6/26/92             Purchase                1,125,000            $1.04

7/22/92             Purchase                   60,000            $1.625





                       FOR THE ACCOUNT OF DR. CHATTERJEE(1)

                     NATURE OF              NUMBER OF            PRICE PER
  DATE              TRANSACTION               SHARES               SHARE
- --------            -----------             ---------            ---------
5/18/95             Sale                       60,000             $4.1875
5/19/95             Sale                       26,500             $4.1739





____________________
     (1)   Effected at the direction of Dr. Purnendu Chatterjee.